Exhibit 23

Consent of Independent Registered Public Accounting Firm

The Board of Directors
Markel Corporation

The Administrative Committee
Markel Corporation Retirement Savings Plan:

We consent to the incorporation by reference in the registration statements (No. 333-143392 and No. 333-178051) on Form S-8 of Markel Corporation of our report dated June 15, 2012 with respect to the statements of assets available for benefits of the Markel Corporation Retirement Savings Plan as of December 31, 2011 and 2010, the related statements of changes in assets available for benefits for the years then ended, and the supplemental schedule of assets (held at end of year) as of December 31, 2011, which report appears in the December 31, 2011 annual report on Form 11-K of the Markel Corporation Retirement Savings Plan.

/s/ KPMG LLP
Richmond, Virginia
June 15, 2012